Via Facsimile and U.S. Mail
Mail Stop 6010

December 10, 2008

Mr. Denis Duverne
Chief Financial Officer
AXA
25, Avenue Matignon
75008 Paris
France

Re: AXA
       Form 20-F for Fiscal Year Ended December 31, 2007
       Filed on April 30, 2008
       File No. 001-14410

Dear Mr. Duverne:

       We have completed our review of your Form 20-F and have no further comments at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief